UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No 1)

Under the Securities Exchange Act of 1934

XRG, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)


98382P205
(CUSIP Number)


Max Communications, Inc.
Attn: Richard Molinsky
51 Lords Hwy East
Weston,CT 06883
203-222-4977
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2009
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 98382P205

1.	Name of Reporting Person

	Max Communications, Inc.

	I.R.S. Identification No. of Above Person

	03-0421939

2.	Check the Appropriate Box if a Member of a Group  (a)  [ ]

	(a)  [    ]
	(b)  [  ]

3.	SEC Use Only

4.	Source of Funds

	WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)

	[    ]

6.	Citizenship or Place of Organization

	Delaware

Number of			7.	Sole Voting Power
Shares Beneficially Owned		30,000 shares of Common Stock
By Each				8.	Shared Voting Power
Reporting 					0
Person With			9.	Sole Dispositive Power
						30,000 shares of Common Stock
				10.	Shared Dispositive Power
						0
				11.	Aggregate Amount Beneficially Owned
					by Each Reporting Person
						30,000 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares

	[    ]

13.	Percent of Class Represented by Amount in Row (11)

	0.1% of the Common Stock of the Issuer

14.	Type of Reporting Person

	CO

CUSIP No 98382P205

1.	Name of Reporting Person

	Richard Molinsky

	I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group  (a)  [ ]

	(a)  [    ]
	(b)  [  ]

3.	SEC Use Only

4.	Source of Funds

	WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)

	[    ]

6.	Citizenship or Place of Organization

	United States

Number of			7.	Sole Voting Power
Shares Beneficially Owned		30,000 shares of Common Stock
By Each				8.	Shared Voting Power
Reporting 					0
Person With			9.	Sole Dispositive Power
						30,000 shares of Common Stock
				10.	Shared Dispositive Power
						0
				11.	Aggregate Amount Beneficially Owned
					by Each Reporting Person
						30,000 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares

	[    ]

13.	Percent of Class Represented by Amount in Row (11)

	0.1% of the Common Stock of the Issuer

14.	Type of Reporting Person
       IN

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.001 per share, (the "Common Stock") of XRG, INC., a Delaware corporation (the "Issuer") having its principal executive offices at 360 Main Street Washington, VA 22747

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is being filed by Max Communications, Inc., a Delaware corporation ("Max Communications") whose business address is 52 Lords Hwy East, Weston, CT 06883 and Mr. Richard Molinsky. Max
Communications is principally engaged in investing.  Mr. Richard
Molinsky is the sole shareholder of Max Communications.

During the past five years, neither Max Communications nor Mr. Molinsky has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.	PURPOSE OF TRANSACTION.

N/A

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(c) On March 22, 2009 the Reporting Person sold 5,716,666 shares of Common Stock in a private transaction at a price of $0.0035 per share.

(e) On March 22, 2009 the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

No change

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 25, 2009

MAX COMMUNICATIONS, INC.
/s/ Richard Molinsky________________________
Richard Molinsky
President and Sole Owner